AB

VF 1-31-03

03002641

) STATES
:HANGE COMMISSION
D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/01 (MM/DD/YY) AND ENDING 11/29/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spear, Leeds & Kellogg, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brian Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spear, Leeds & Kellogg, L.P., as of November 29, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President
Title

Notary Public

CASEY A. EARLY
Notary Public, State of New York
No. 01EA6045547
Qualified in New York County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- ☒ (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- ☒ (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

November 29, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Spear, Leeds & Kellogg, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Spear, Leeds & Kellogg, L.P. and Subsidiaries (the "Company") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 29, 2002
(in thousands)

Assets

Cash and cash equivalents	$ 21,095
Cash and securities segregated in compliance with U.S. federal and other regulations	2,931,093
Receivables from brokers, dealers and clearing organizations	762,587
Receivables from customers and counterparties	934,298
Securities borrowed	6,932,544
Securities purchased under agreements to resell	543,621
Financial instruments owned, at fair value	1,091,200
Financial instruments owned and pledged as collateral, at fair value	1,523,468
Total financial instruments owned, at fair value	2,614,668
Other assets	470,643
	$ 15,210,549

Liabilities and Partners' Capital

Short-term borrowings	$ 315,000
Payables to brokers, dealers and clearing organizations	149,522
Payables to customers and counterparties	6,709,765
Securities loaned	1,318,468
Securities sold under agreements to repurchase	826,926
Financial instruments sold, but not yet purchased, at fair value	2,046,073
Other liabilities and accrued expenses	525,914
Long-term borrowings	590,719
	12,482,387
Commitments and contingencies	
Subordinated borrowings	1,168,513
Partners' capital	
Partners' capital	1,559,239
Accumulated other comprehensive income	410
	1,559,649
	$ 15,210,549

The accompanying notes are an integral part of
the consolidated statement of financial condition

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Spear, Leeds & Kellogg, L.P. ("SLK"), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the "Company"), is a wholly-owned subsidiary of SLK LLC, a limited liability company, which is a majority-owned subsidiary of The Goldman Sachs Group, Inc. ("Group Inc.").

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading.** This segment comprises specialist, market making and trading of fixed income and other equity products; and

- **Securities Services.** This segment comprises clearance, execution and other agency transactions.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of SLK and all other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest. Accordingly, the Company consolidates entities in which it has all, or a majority of, the voting interest. When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the Company accounts for its investment under the equity method of accounting in accordance with Accounting Principal Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over the entity, the Company accounts for its investment at fair value. All material transactions and balances with and between subsidiaries have been eliminated.

Theis consolidated statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation and other matters that affect the consolidated statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to 2002 refer to the Company's fiscal year ended or the date, as the context requires, November 29, 2002.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 41 are satisfied. The Company takes possession of securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and obtains additional collateral as appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced received. These transactions are generally collateralized by either cash, securities or letters of credit. The

Company takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

Financial Instruments. The consolidated statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned" and "Financial instruments sold, but not yet purchased" in the consolidated statement of financial condition are carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value and the Company uses them when available. If quoted prices in active markets are not available, management's estimate of fair value is based on, if available, quoted prices or recent transactions in less active markets, and/or prices of similar instruments.

If prices are not readily available, either through quoted market prices in active markets or alternative pricing sources or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The Company's valuation models consider, among other inputs, contractual and market prices, correlations, time value, credit, yield curves, volatility factors and/or prepayment rates of the underlying positions.

The inputs used in the Company's valuation models are based on quoted market prices in active markets, if available or, if not, from quoted market prices or recent transactions in less active markets, and prices of similar instruments. Where such data is not readily available, inputs are derived from other market data taking into account observable market movements that could reasonably be expected to affect the derived input. Different valuation models and assumptions could produce materially different estimates of fair value.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125," when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Cash and Cash Equivalents

The Company defines cash equivalents as highly-liquid, overnight deposits held in the ordinary course of business.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition. Effective December 1, 2001, the Company changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service after November 2001.

The Company's depreciation and amortization is generally computed using the methodologies set forth below:

	Property and Equipment	Leasehold Improvements	
		Term of lease greater than useful life	Term of lease less than useful life
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease
Placed in service on or after December 1, 2001	Straight-line over useful life of the asset	Straight-line over useful life of the asset	Straight-line over the term of the lease

Identifiable Intangible Assets

Intangible assets reflect the values assigned to purchased specialist rights. On December 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and continues to amortize identifiable intangible assets on a straight-line basis over their estimated useful lives. As of November 2002, identifiable intangible assets of $285 million, net of $56 million of accumulated amortization, is included in "Other assets" in the consolidated statement of financial condition.

Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Receivables from brokers, dealers and clearing organizations	$	296,677
Securities borrowed		6,627,146
Financial instruments owned, at fair value (derivatives)		53,177
Other assets		3,309
Liabilities		
Short-term borrowings	$	315,000
Payables to brokers, dealers and clearing organizations		22,727
Securities loaned		1,318,468
Securities sold under agreements to repurchase		496,900
Other liabilities and accrued expenses		285,505
Subordinated borrowings		1,163,000

In addition, "Cash and securities segregated in compliance with U.S. federal and other regulations" and "Receivable from brokers, dealers and clearing organizations" include $2.7 billion and $302 million, respectively, of securities purchased under agreements to resell with affiliates.

On September 9, 2002, the Company transferred its Spear, Leeds & Kellogg Capital Markets NASDAQ trading and market-making division to Goldman Sachs & Co., a wholly-owned subsidiary of Group, Inc. Accordingly, assets and liabilities were transferred at fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce any resulting deferred tax assets to the amount that more likely than not will be realized. As a partnership, the Company is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. No additional income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are reflected as a separate component of "Partners' capital" in "Accumulated other comprehensive income."

Note 3. Financial Instruments

Financial instruments including derivatives are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments are primarily either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail an obligation to purchase a financial instrument at a future date. The Company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, including those pledged as collateral, at fair value and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2002	
	Assets	Liabilities
U.S. government and federal agency obligations	$ 556,660	$ 464,058
Corporate debt	453,818	489,328
Equities and convertible debentures	1,542,879	1,084,611
Derivative contracts	61,311	8,076
Total	$ 2,614,668	$ 2,046,073

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2002, U.S. government and federal agency obligations represented approximately 3.6% of the Company's total assets. In addition, most of the Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations.

Derivative Activities

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments that derive their values or contractually-required cash flows from the price of some other security or index.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Financial instruments owned" and "Financial instruments sold, but not yet purchased" in the consolidated statement of financial condition.

The Company also entered into a derivative contract with an affiliate, which is designated as a fair-value hedge, to manage the interest rate exposure on its long-term borrowings. This derivative is an interest-rate swap agreement utilized to convert the Company's fixed rate debt into a floating rate obligation.

The fair value of derivative financial instruments is set forth below (in thousands):

	As of November 2002	
	Assets	Liabilities
Forward settlement contracts	$ 1,505	$ 718
Swap agreement	53,177	-
Option contracts	6,629	7,358
Total	$ 61,311	$ 8,076

Secured Borrowings and Lending Activities

The Company obtains secured, short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the Company either provides or receives collateral, including U.S. government, federal agency, corporate debt and equity securities.

The Company receives collateral in connection with resale agreements, securities lending transactions, customer margin loans and other secured lending activities. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions or cover short positions. As of November 2002, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $12.9 billion, of which $12.1 billion was sold or repledged.

The Company also pledges its own assets to collateralize certain repurchase agreements and other secured financings. As of November 2002, the carrying value of securities included in "Financial

instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $307 million.

Note 4. Short-term Borrowings

The Company obtains short-term borrowings from Group Inc. at floating rates of interest, which is based on prevailing market rates. The carrying value of short-term borrowings approximates fair value due to their short-term nature.

Note 5. Long-term Borrowings

Long-term borrowings include $550 million Senior Notes, which have a fair value of $591 million bearing an interest rate of 8.25% and maturing August 2005. Group Inc. has guaranteed these notes, and as a result, certain financial reporting and other covenants that the Company was subject to were eliminated. As of November 2002, there were no events of acceleration or default. The Company entered into an interest rate swap agreement with an affiliate to effectively hedge its fixed rate long-term borrowings into a U.S. dollar-based LIBOR floating rate obligation. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

Note 6. Subordinated Borrowings

Subordinated borrowings, primarily obtained from Group Inc., bear interest at floating rates and include $950 million payable on October 31, 2003 and $213 million payable between 2004 and 2005. This loan agreement is conditional upon the Company satisfying certain financial reporting and other covenants, including the maintenance of certain levels of net worth, as defined, and regulatory capital, that the Company monitors daily. As of November 2002, the Company was in compliance with all of the covenants. Additionally, a subsidiary of SLK has $5.5 million third party debt outstanding under subordinated loan agreements maturing June 2003 and bearing interest at a rate of 8%.

Note 7. Commitments and Contingencies

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect in the Company's financial condition.

Leases

The Company has obligations under long-term, noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2009. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental commitments, net of minimum sublease rentals, under noncancelable leases for 2003 and the succeeding four years and thereafter is set forth below (in thousands):

Minimum Rental Commitments	
2003	$ 24,592
2004	19,980
2005	12,813
2006	10,313
2007	7,162
2008 - Thereafter	12,561
Total	$ 87,421

Other Commitments

The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $105 million as of November 2002. In addition, the Company is a guarantor for $1 million under bank loans made to purchase exchange memberships.

Note 8. Employee Benefit Plans

The Company's employees participate in various Group Inc.-sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans are set forth below:

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees of the Company. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States. Group Inc. does not project the plan's benefit obligations and fair value of assets independently of other participating subsidiaries.

Defined Contribution Plans

The Company contributes to Group Inc.-sponsored U.S. defined contribution plans. The Company's contribution to these plans was $5.8 million for 2002.

Group Inc. also established a nonqualified defined contribution plan (the "Plan") for certain senior employees of the Company. Shares of common stock of Group Inc. contributed to the Plan and outstanding as of November 2002, will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the Company has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Forfeited shares remain in the Plan and are reallocated to other participants

Note 9. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan that provides for grants of incentive stock options, nonqualified

stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the Company.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under a stock incentive plan primarily in connection with its purchase of the Company and as part of year-end compensation. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company will generally become exercisable either in installments on or about the third, fourth and fifth anniversaries of the date of grant if the grantee has satisfied certain conditions and the grantees' employment with the Company has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence, certain reductions in workforce or a change in control. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of the grant.

Note 10. Net Capital Requirement

SLK, a registered broker-dealer and futures commission merchant, is subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. SLK has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2002, SLK had regulatory net capital, as defined, of $1.3 billion, which exceeded the amount required by $1.2 billion.

Certain of SLK's subsidiaries are also subject to Rule 15c3-1, all of which were in compliance as of November 2002. SLK and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2002, these requirements were greater than the minimum requirements under Rule 15c3-1. SLK's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2002, each entity was in compliance with their respective exchange requirements.

As of November 2002, SLK made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB") that indicated the Company's PAIB debits exceeded its PAIB credits. The amounts held on deposit in the Reserve Bank for this same period was $100 million.

Note 11. Business Combination

On June 26, 2002, the Company completed its combination with Walter N. Frank & Co., LLC ("WNF"), a NYSE specialist trading company. The purchase price of approximately $115 million was funded by Group Inc., which included approximately 592,000 shares of Group Inc. common stock valued at $47 million and $68 million in cash. The combination was accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the effective date of the combination.